                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2007
                    ----------------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                      3 Nahal Snir St., Yavne, Israel 81224
                    (Address of principal executive offices)
                    ----------------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. ("Registrant") on March 19, 2007.

This report on Form 6-K shall be deemed to be incorporated by reference in the
Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the
Registrant.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          G. WILLI-FOOD INTERNATIONAL LTD.

Dated:  March 19, 2007
                                          By: /s/ Joseph Williger
                                          -----------------------
                                          Joseph Williger
                                          Chief Executive Officer
News

                                                           FOR IMMEDIATE RELEASE

               G. WILLI-FOOD REPORTS 15% INCREASE IN REVENUES AND
                44% INCREASE IN OPERATING INCOME FOR FISCAL 2006

           AGREEMENT TO IMPORT SELECT KOSHER DAIRY PRODUCTS INTO U.S.;
   INTERNATIONAL EXPANSION TO ACCELERATE THROUGH U.S. ACQUISITION AND MAJORITY
                       INTEREST OF GLOBAL EXPORT COMPANY

YAVNE, ISRAEL - MARCH 19, 2007 - G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ: WILC)
(the "COMPANY" or "WILLI FOOD"), one of Israel's largest food importers and a single-source supplier of one of the world's most extensive range of quality kosher food products, today announced its unaudited financial results for the quarter and fiscal year ended December 31, 2006.

HIGHLIGHTS

     o    15% increase in 2006 revenues over 2005 revenues

     o    44% increase in 2006 operating income over 2005 operating income

     o    Successful IPO of Gold Frost subsidiary

     o    Launched new dairy products

     o    Completed U.S. acquisition

     o    Signed agreement to import select dairy products into U.S.

Mr. Zwi Williger, President and COO of Willi-Food commented, "We believe that our success in 2006 has built a solid foundation for future growth. We have seen strong market response to our expanded product lines and continue to develop new innovations. We launched several new products in 2006 including Bloose, Fetina, and Light Lurpak butter."

Revenues for the year ended December 31, 2006 increased 15% to NIS 191.5 million
(US$45.3 million) compared to NIS 166.3 million (US$39.4 million) in 2005. This increase was driven primarily by increased sales in the private sector and growing demand for dairy chilled products. Gross profits for the year increased
26% to NIS 47.9 million (US$11.3 million) compared to NIS 38.1 million (US$9.0 million) in the prior year. Fiscal 2006 gross margins improved to 25% compared to 23% in 2005.

2006 operating income increased 44% to NIS 12.6 million (US$3.0 million) from
NIS 8.8 million (US$2.1 million) reported last year. Sales and marketing expenses for the year increased to NIS 21.1 million (US$5.0 million), or 11% of sales, from NIS 15.8 million (US$3.7 million), or 9.5% of sales for 2005. This increase was mainly attributable to advertising campaigns and other costs associated with several new product launches over the course of the year. In addition, 2006 operating income includes a NIS 1.8 million (US$0.4 million)
one-time general and administrative expense due to a management bonus attributed to an unrealized capital gain resulting from the commencement of the trading of shares of the Company's majority-owned subsidiary, Gold Frost Ltd. (LSE:GLF.L), on London's AIM market on March 9, 2006.

2006 income before taxes increased to NIS 35.8 million (US$8.5 million) compared to NIS 11.3 million (US$2.7 million) recorded in 2005. Income after taxes and before minority interest for the year increased to NIS 30.4 million (US$7.2 million) compared to NIS 7.7 million (US$1.8 million) for the prior year. Net income for 2006 increased to NIS 28.6 million (US$6.8 million), or NIS 3.17
(US$0.75) per share compared to net income of NIS 7.7 million (US$1.8 million), or NIS 0.90 (US$0.21) per share, recorded in 2005. Net income for 2006 includes a net one-time unrealized capital gain of NIS 18.2 million (US$4.3 million), or
NIS 2.02 (US$0.48) per share, resulting from the public listing of the shares of
Gold Frost Ltd.

The Company's Gold Frost subsidiary reported a 30% increase in 2006 revenues to
$10.7 million from $8.2 million in the prior year. The subsidiary's gross profits for the year increased 33% to $5.2 million compared to $3.9 million in
2005. Gold Frost's 2006 gross margins improved to 48.3% compared to 47.5% in
2005. 2006 operating income for Gold Frost increased 35% to $2.8 million from
$2.1 million last year. Gold Frost's income before taxes increased 59% to $3.5 million compared to $2.2 million in 2005. Net income for Gold Frost in 2006 increased 60% to $2.4 million from $1.5 million in 2005.

Willi-Food ended the year with $25 million in cash, cash equivalents and marketable securities and no debt. In September 2006, the Company raised $10 million through a private placement with U.S. investors. The primary use of proceeds from the transaction was to build a new distribution center that would increase Willi-Food's capacity and enable the Company to progress its strategy of international expansion.

The Company recently announced an agreement with Arla Foods, Inc. to import kosher Lurpak butter and Brie and Camembert cheeses into the U.S. for distribution by the Company's subsidiary Gold Frost. Shipments of these products to the U.S. may commence once Gold Frost has produced new product labeling in compliance with USDA regulations.

In January, Willi-Food acquired the operations and assets of Laish Israeli Food
Products Ltd., a U.S. importer and distributor of kosher food products. Laish
Israeli has been in business for 15 years and currently distributes kosher products such as canned foods and candies to groceries, independent supermarkets and supermarket chains in the Tri-State area. Its 2006 revenues were approximately $7.5 million.

In February, the Company announced an agreement with a kosher food exporter located in Israel to form a joint global kosher trade and export company. Under the terms of the agreement, Willi-Food would hold a 50.1% interest and all of the current food export operations of the existing company would be executed under the new entity. Kosher products are currently exported from more than 100 suppliers, predominantly located in Israel, to the U.S., Canada, England,
Belgium, France, Switzerland, Australia, South Africa, Mexico, Argentina and
Chile. Current anticipated trade volume for the new entity in 2007 is approximately $10.0 million. The closing of the transaction is subject to customary closing conditions, including approval of the Israeli Anti-Trust
Authorities and completion of exhibits.

"Our strategy is to leverage Willi-Food's global supplier relationships and expertise in product development to capitalize on the growing demand for innovative kosher products," stated Mr. Williger. "We intend to drive profitable growth both internationally and domestically through expanded distribution channels and a premium product offering. The Laish acquisition and agreement with Arla Foods to import certain dairy products into the U.S. are significant steps towards establishing a footprint for the Willi-Food brand in the U.S.
market and providing a platform to expand retailer relationships. Moreover, we are looking for the joint trade and export venture to enhance our U.S.
initiatives, while adding several new markets and complementary product lines."

                                       2

"We are excited by Willi-Food's growth prospects in 2007," concluded Mr.
Williger. "We believe that we will achieve revenue growth of approximately
20-25% in fiscal 2007, driven by organic growth, the Laish acquisition, the global kosher trade and export company and the initiation of dairy imports into the U.S. market with Arla."

The Company will host a conference call to discuss fourth quarter and fiscal
2006 results on March 19 at 3:00 PM EDT. Interested parties may participate in the conference call by dialing (800) 374-2501 (US), or (706) 634-2468
(International) and giving conference ID# 2516655 5-10 minutes prior to the start of the call. A replay of the conference call will be available from 6:00
PM EDT on March 19 through 12:00 AM EDT on March 26, by dialing (800) 642-1687
(US), or (706) 645-9291 (International), and entering conference ID# 2516655. A live and archived webcast of the conference call will be available on the
Willi-Food website at http://www.willi-food.co.il.

ABOUT G. WILLI-FOOD INTERNATIONAL, LTD.

G. Willi-Food International Ltd. is one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality kosher food products. It currently imports, markets and distributes more than
400 food products manufactured by some 100 top-tier suppliers throughout the world to more than 1,000 customers. The Company excels in identifying changing tastes in its markets and sourcing high-quality kosher products to address them.
For more information, please visit the Company's website at
www.willi-food.co.il.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
RELATING TO FUTURE EVENTS OR OUR FUTURE PERFORMANCE, SUCH AS STATEMENTS
REGARDING TRENDS, DEMAND FOR OUR PRODUCTS AND EXPECTED REVENUES, OPERATING
RESULTS, AND EARNINGS. FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN
RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE OUR ACTUAL RESULTS, LEVELS
OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY
FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR
IMPLIED IN THOSE FORWARD-LOOKING STATEMENTS. THESE RISKS AND OTHER FACTORS
INCLUDE BUT ARE NOT LIMITED TO: CHANGES AFFECTING CURRENCY EXCHANGE RATES,
INCLUDING THE NIS/U.S. DOLLAR EXCHANGE RATE, PAYMENT DEFAULT BY ANY OF OUR MAJOR
CLIENTS, THE LOSS OF ONE OF MORE OF OUR KEY PERSONNEL, CHANGES IN LAWS AND
REGULATIONS, INCLUDING THOSE RELATING TO THE FOOD DISTRIBUTION INDUSTRY, AND
INABILITY TO MEET AND MAINTAIN REGULATORY QUALIFICATIONS AND APPROVALS FOR OUR
PRODUCTS, TERMINATION OF ARRANGEMENTS WITH OUR SUPPLIERS, IN PARTICULAR ARLA
FOODS AMBA, LOSS OF ONE OR MORE OF OUR PRINCIPAL CLIENTS, INCREASING LEVELS OF
COMPETITION IN ISRAEL AND OTHER MARKETS IN WHICH WE DO BUSINESS, CHANGES IN
ECONOMIC CONDITIONS IN ISRAEL, INCLUDING IN PARTICULAR ECONOMIC CONDITIONS IN
THE COMPANY'S CORE MARKETS, OUR INABILITY TO ACCURATELY PREDICT CONSUMPTION OF
OUR PRODUCTS AND RISKS ASSOCIATED WITH PRODUCT LIABILITY CLAIMS. WE CANNOT
GUARANTEE FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS. THE
MATTERS DISCUSSED IN THIS PRESS RELEASE ALSO INVOLVE RISKS AND UNCERTAINTIES
SUMMARIZED UNDER THE HEADING "RISK FACTORS" IN THE COMPANY'S ANNUAL REPORT ON
FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2005, FILED WITH THE SECURITIES AND
EXCHANGE COMMISSION ON MAY 31, 2006. THESE FACTORS ARE UPDATED FROM TIME TO TIME
THROUGH THE FILING OF REPORTS AND REGISTRATION STATEMENTS WITH THE SECURITIES
AND EXCHANGE COMMISSION. WE DO NOT ASSUME ANY OBLIGATION TO UPDATE THE
FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE.

NOTE A: CONVENIENCE TRANSLATION TO DOLLARS

The convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on December 31, 2006: U.S. $1.00 equals
NIS 4.225. The translation was made solely for the convenience of the reader.

COMPANY CONTACT:
G. Willi Food International Ltd.
Chen Shlein, CFO
(+972) 8-932-2233
chen@willi-food.co.il

INVESTOR RELATIONS CONTACT:
The Global Consulting Group
Christopher Chu
(646) 284-9426
cchu@hfgcg.com

                             FINANCIAL TABLES FOLLOW

                                       3

                        G. WILLI-FOOD INTERNATIONAL LTD.
                      CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                                    DECEMBER 31,
                                                                         -----------------------------------
                                                                NOTE     2 0 0 6       2 0 0 5      2 0 0 6 (*)
                                                                ----     -------       -------       -------
                                                                                  NIS              US DOLLARS
                                                                         ---------------------       -------
                                                                                    (IN THOUSANDS)
                                                                         -----------------------------------
ASSETS
CURRENT ASSETS
    Cash and cash equivalents                                             91,398        30,431        21,633
    Marketable securities                                                 13,945         3,229         3,301
    Trade accounts receivable                                             48,163        48,396        11,399
    Receivables and other current assets                         3         4,499         7,673         1,065
    Inventories                                                           19,101        30,798         4,521
                                                                         -------       -------       -------
       Total current assets                                              177,106       120,527        41,919
                                                                         -------       -------       -------

FIXED ASSETS                                                     4
    Cost                                                                  49,213        23,343        11,648
    Less: accumulated depreciation and amortization                        6,442         6,686         1,525
                                                                         -------       -------       -------
                                                                          42,771        16,657        10,123
                                                                         -------       -------       -------

OTHER ASSETS, NET                                                5            94            90            22
                                                                         =======       =======       =======
                                                                         219,971       137,274        52,064
                                                                         =======       =======       =======

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
    Trade accounts payable                                                20,137        19,938         4,766
    Due to related parties                                                 5,677         2,193         1,344
    Payables and other current liabilities                       6         6,969        12,977         1,650
                                                                         -------       -------       -------
       Total current liabilities                                          32,783        35,108         7,760
                                                                         -------       -------       -------

    Accrued severance pay, net                                   7           347           299            82
                                                                         -------       -------       -------

COMMITMENTS AND CONTINGENT LIABILITIES                           8

WARRANTS TO ISSUE SHARES OF SUBSIDIARY                                       348             -            82
                                                                         -------       -------       -------

MINORITY INTEREST                                                         14,754             -         3,492
                                                                         -------       -------       -------

SHAREHOLDERS' EQUITY                                             9
    Share capital:
       Ordinary shares NIS 0.10 par value
       (authorized - 50,000,000 shares
        and  outstanding - 10,267,893 shares at December
       31, 2006; 8,615,000 shares at December 31, 2005)                    1,113           948           263
      Additional paid-in capital                                          61,350        20,258        14,521
       Retained earnings                                                 109,276        80,661        25,864
                                                                         -------       -------       -------
                                                                         171,739       101,867        40,648
                                                                         =======       =======       =======
                                                                         219,971       137,274        52,064
                                                                         =======       =======       =======

(*)  Convenience translation into U.S. dollars.

                                       4

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                 YEAR ENDED DECEMBER 31,
                                                ---------------------------------------------------------
                                      NOTE       2 0 0 6         2 0 0 5         2 0 0 4        2 0 0 6 (*)
                                      ----      ---------       ---------       ---------       ---------
                                                                   NIS                          US DOLLARS
                                                -----------------------------------------       ---------
                                                          (IN THOUSANDS, EXCEPT FOR SHARE DATA)
                                                ---------------------------------------------------------

 Sales                                 12         191,460         166,282         170,982          45,316
 Cost of sales                         12         143,581         128,215         130,292          33,984
                                                ---------       ---------       ---------       ---------

    GROSS PROFIT                                   47,879          38,067          40,690          11,332
                                                ---------       ---------       ---------       ---------

 Operating expenses:
    Sales and marketing                            21,100          15,771          15,632           4,994
    General and administrative         12          14,151          13,544           9,134           3,349
                                                ---------       ---------       ---------       ---------
       Total operating expenses                    35,251          29,315          24,766           8,343
                                                =========       =========       =========       =========

    OPERATING INCOME                               12,628           8,752          15,924           2,989

 Financing income, net                 12           4,925           2,501           1,121           1,166
 Other income, net                                 18,248              35              34           4,319
                                                ---------       ---------       ---------       ---------

    INCOME BEFORE INCOME TAXES                     35,801          11,288          17,079           8,474

 Income taxes                          10           5,379           3,567           5,886           1,273
                                                ---------       ---------       ---------       ---------

 Income after taxes on income                      30,422           7,721          11,193           7,201
 Minority interest                                  1,807               -               -             428
                                                ---------       ---------       ---------       ---------

    NET INCOME                                     28,615           7,721          11,193           6,773
                                                =========       =========       =========       =========

EARNINGS PER SHARE (EPS)

   Basic                                             3.17             0.9             1.3            0.75
                                                =========       =========       =========       =========

   Diluted                                           3.12             0.9             1.3            0.74
                                                =========       =========       =========       =========
   Shares used in computation
     of basic and diluted EPS                   9,028,223       8,615,000       8,600,000       9,028,223
                                                =========       =========       =========       =========

(*)  Convenience translation into U.S. dollars.

                                       5